UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GRILL CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, $0.00004 par value per share

(Title of Class of Securities)

398502104

(CUSIP Number)

CHARLES N. MATHEWSON

9295 PROTOTYPE DRIVE

RENO, NEVADA 89502

(775) 448-0106

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398502104	Page 2 of 5

1.	Names of Reporting Persons. CHARLES N. MATHEWSON
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Person With:	7. Sole Voting Power 2,916,797
8. Shared Voting Power 0
9. Sole Dispositive Power 2,916,797
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 27.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 398502104	Page 3 of 5

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relating to Grill Concepts, Inc., a Delaware corporation (the “Company”), is being filed on behalf of Charles N. Mathewson, Trustee of The Charles N. Mathewson Trust to amend the Schedule 13D filed with the Securities and Exchange Commission on January 30, 2008, as amended (as so amended, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”). Capitalized terms used and not defined herein have the same meanings as in the Schedule 13D. This Amendment No. 3 to the Schedule 13D is being filed to report open market purchases by the Trust of 160,850 shares of the Company’s common stock.

Items 3 and 5 of the Schedule 13D are hereby amended to read in full as set forth below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information in this Item 3 is amended and supplemented by adding the following thereto:

All purchases of Shares have been funded from the funds resident in the Trust and no purchases have been funded by borrowing of any sort. In January 2009, the Trust purchased 160,850 Shares in open market transactions for an aggregate purchase price of $61,121.91 (representing three purchase transactions from January 6, 2009 through January 15, 2009, at prices ranging from $0.2597 to $0.6078 per Share).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information in this Item 5 is amended and restated to read in full as follows:

(a) The Reporting Person beneficially owns 2,916,797 Shares, of which (i) 1,026,127 are issued and outstanding, (ii) 1,250,000 are subject to issuance upon conversion of the Series C Preferred Stock, (iii) 600,000 are subject to issuance upon exercise of the $4.00 Warrants, and (iv) 40,670 are subject to issuance upon exercise of an outstanding warrant, in the aggregate representing 27.3% of the outstanding Common Stock (based upon an aggregate 8,807,730 shares of Common Stock outstanding as of the date of this Amendment No. 3, which figure was obtained from the Company’s Form 10-Q for the quarter ended September 28, 2008);

(b) The Reporting Person holds the sole voting and dispository power over all Shares beneficially owned by him;

(c) The Reporting Person has conducted no transactions in Shares in his individual capacity in the last sixty days. In his capacity as trustee of the Trust, he has conducted no sale transactions during such period and the table set forth below reflects all purchase transactions conducted in the last sixty days by the Trust. All of such purchases were conducted on the open market through a registered broker-dealer.

Purchase Date	Shares Purchased (#)	Purchase Price Per Share ($)
1/06/2009	98,017	0.2597
1/07/2009	30,000	0.5137
1/15/2009	32,833	0.6078

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 398502104	Page 4 of 5

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Registration Rights Agreement, dated July 17, 2007*

2	Warrant to Purchase 40,670 Shares of Common Stock, dated July 17, 2007*

3	Securities Purchase Agreement, dated August 29, 2008*

4	Certificate of Designation of Series C Convertible Preferred Stock*

5	$4.00 Warrant to Purchase 600,000 Shares of Common Stock, dated September 2, 2008*

6	Registration Rights Agreement, dated September 2, 2008*

7	Letter Agreement, dated September 2, 2008*

*	Incorporated by reference to the identically numbered exhibits filed with the Schedule 13D.

CUSIP No. 398502104	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009
Date

/s/ Charles N. Mathewson
Signature

CHARLES N. MATHEWSON, TRUSTEE
Name/Title